Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

Commission File Number: 0-27400

CINRAM INTERNATIONAL INC.

2255 Markam Road
Scarborough, Ontario
M1B 2W3

PE
9-1-02

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ________ Form 40-F ____X____

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ________ No ____X____

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX ON SEQUENTIALLY NUMBERED PAGES: 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CINRAM INTERNATIONAL INC.

By: ______________________

Name: Lewis Ritchie

Title: Executive Vice-President
Finance and Adminstration

Dated : September 13, 2002

EXHIBIT INDEX

Exhibit	Description	Page
1	Cinram Second Quarter Report 2002 Second quarter ended June 30, 2002 and 2001	4

EXHIBIT 1

CINRAM SECOND QUARTER REPORT 2002

Second quarter ended June 30, 2002 and 2001



CINRAM ANNOUNCES 2002 SECOND QUARTER RESULTS

In the second quarter of 2002, earnings before interest expense, investment income and income taxes increased to $11.9 million, compared to $3.0 million in the same period last year. Net earnings for the 2002 second quarter increased to $7.6 million or $0.14 per share, compared to $1.0 million or $0.02 per share in the prior year.

While net sales for the 2002 second quarter increased in Canada and Europe by 13% and 9% respectively, overall sales declined by 7% to $171.6 million from $185.5 million in the prior year period, resulting from lower sales in the United States. In the United States, revenue associated with the increase in DVD unit shipments was more than offset by lower shipments for CDs, audio cassettes and VHS video cassettes, combined with lower average selling prices for all media formats. The increase in Canadian and European sales was driven by higher shipments for DVDs and increased distribution services, as consumer demand for these products and services continues to grow.

As previously indicated, DVD entertainment represents the fastest growing opportunity for Cinram and potential for improved profits going forward. During the second quarter, Cinram signed an exclusive long-term DVD supply agreement with another Hollywood studio and began the manufacture of DVDs for this customer starting in June. The Company continues to explore new business opportunities in the form of supply agreements to increase DVD market share.

During the 2002 second quarter, the Company amended the estimated useful life of manufacturing equipment used in the production of VHS video cassettes and CDs as a result of changing technologies. This change in estimated useful life of the equipment is being applied prospectively and resulted in additional amortization of $1.9 million during the second quarter. For 2003, this change in estimate will result in an additional amortization charge of $7.6 million.

Gross profit for the 2002 second quarter increased to $27.4 million from $23.4 million during the same period last year. As a percentage of sales, gross profit increased to 16% in the 2002 second quarter, compared to 13% in the prior year second quarter. The increase in gross profit resulted from a shift in product mix to DVDs, the ability to manufacture all DVD orders in house thereby reducing the need to outsource, lower production costs and overhead efficiencies, offset by lower selling prices. Excluding the additional amortization charge mentioned above, gross profit would have been $29.3 million for the 2002 second quarter or 17% of sales.

Selling, general and administrative expenses for the 2002 second quarter decreased to $17.3 million compared to $18.3 million during the same period last year. During the second quarter, the Company recorded a non-recurring gain of $10.0 million resulting from the settlement of a contractual obligation with a customer. Also, during the second quarter, the Company recorded a charge of $8.4 million associated with a copyright claim and believes it is adequately accrued for this claim. Both of these items have been recorded in selling, general and administrative expense.

For the six month period ending June 30, 2002 earnings before interest expense, investment income and income taxes increased to $18.1 million, compared to $3.6 million in the same period last year. Net earnings for the first six months of 2002 increased to $11.6 million or $0.21 per share, compared to $1.0 million or $0.02 per share in the prior year.

DIVIDEND

The Board of Directors has declared a quarterly dividend of $0.02 per share, payable on September 30, 2002 to the shareholders of record at the close of business on September 15, 2002.

2002 SECOND HALF OUTLOOK

Based on current sales activity, Cinram is relatively optimistic regarding performance for the second half of the year. During the last six months of the year sales are traditionally stronger than the first half since a greater proportion of new releases are launched in the fall and Christmas seasons. Management expects that this factor, together with the growing popularity of the DVD format, will result in improved performance compared to the prior year.

ABOUT CINRAM INTERNATIONAL

Cinram International Inc. is one of the world's largest independent providers of pre-recorded multimedia products and logistic services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, music cassettes and CD-ROM for motion picture studios, music labels, publishers and computer software companies around the world. Since its inception, the Company has continuously demonstrated its ability to evolve with changes in technology and consumer preferences.

CINRAM INTERNATIONAL INC. FORWARD-LOOKING STATEMENTS

Certain statements included in this release constitute "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers and participate in such customer's migration from VHS and audio formats to DVD; the Company's ability to invest successfully in new technologies; and other factors which are described in the Company's filings with the Securities and Exchange Commission.

Isidore Philosophe
Chief Executive Officer

2002 MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim Management Discussion and Analysis ("MD&A") should be read in conjunction with the MD&A in the Company's Annual Report for the year ended December 31, 2001. External economic and industry factors remain substantially unchanged, unless otherwise stated.

OVERVIEW

Net earnings for the second quarter of 2002 increased significantly from prior year levels. As witnessed during the 2002 first quarter, several factors had a positive impact on results, including increased DVD unit shipments, the ability to manufacture all DVD orders in house thereby reducing the need to outsource, lower production costs and overhead efficiencies, partially offset by lower selling prices.

Furthermore, during the 2002 second quarter, the Company recorded an exchange gain on foreign currency balances of $1.8 million as compared to an exchange loss of $1.4 million during the prior year comparable period.

The Company's effective tax rate also declined to 35% during the 2002 second quarter, as compared to 53% during the prior year comparable period as losses incurred in Europe during the prior year were not tax effected.

REVENUE

2002 second quarter revenue decreased 7% to $171.6 million, from $185.5 million in the prior year same period. The decrease was mainly attributed to the United States where higher DVD unit shipments were more than offset by declining shipments for VHS video cassettes, music cassettes and CDs as total multimedia units shipped decreased 6% from the comparable prior year period. Furthermore, average selling prices decreased across all media formats.

GEOGRAPHIC SEGMENTS

North American revenue declined 12% to $126.8 million for the second quarter of 2002, down from $144.3 million in the second quarter of 2001, due to lower shipments of CDs and VHS video cassettes.

In the United States, revenue decreased 21% from the second quarter of 2001, as the decline in unit shipments for VHS video cassettes and CDs was only partially offset by higher DVD unit shipments.

In Canada, overall revenue increased 13%, resulting from higher DVD unit shipments, combined with increased revenues associated with distribution services. These gains were offset by decreased revenue from CD-ROM and audio cassettes.

In Mexico, revenue increased 28% from the prior year, led by a significant increase in CD-ROM unit shipments. The primary reason for the higher revenue was the signing of a major contract for CD-ROM and distribution during the 2002 second quarter.

In Europe, revenue increased 9% to $44.8 million in the second quarter of 2002, up from $41.2 million in the prior year comparable period resulting from the start up of new distribution business in France during the second half of 2001. This growth was partially offset by lower shipments of CDs and audio cassettes.

In France, revenue increased 29% to $28.7 million from $22.3 million in the prior year period, primarily resulting from the new distribution activity, combined with an increase in video cassette revenues.

In the UK, revenues declined by 27% during the 2002 second quarter compared to the prior year period, as VHS video cassette unit shipments declined.

In The Netherlands, revenue increased 11% compared to the prior year second quarter, primarily due to an increase in distribution service revenues, partially offset by reduced shipments of audio cassettes.

INDUSTRY SEGMENTS

Cinram's audio/ROM segment, consisting of audio CD, CD-ROM and audiocassette, represented $55.7 million of revenue in the second quarter of 2002, a 16% decline from $66.3 million in the prior year comparable period. This segment accounted for 32% of consolidated revenue in the 2002 second quarter, a decrease from 36% in the prior year period.

Audio CD revenue declined 7% in the second quarter of 2002 compared to the prior year comparable period, resulting from reduced shipments in both the U.S. and France, combined with a lower average selling price.

Audio cassette revenue in the 2002 second quarter decreased 33% from the prior year period and represented 5% of consolidated revenue, as compared to 6% in the prior year comparable period.

Cinram's home video segment consisting of DVDs and VHS video cassettes, represented $95.8 million of revenue in the second quarter of 2002, a 11% decline from $107.3 million in the prior year comparable period. This segment accounted for 56% of consolidated revenue, a decrease from 58% in the prior year period.

Video cassette revenue decreased by 26% to $49.0 million, down from $66.5 million in the second quarter of last year, reflecting a significant shift in consumer preference to DVDs, especially in the United States. VHS video-cassette revenue represents 29% of consolidated revenue, down from 36% in the prior year period.

DVD revenue increased 13% in the 2002 second quarter from the prior year, whereas unit shipments increased 55%, reflecting a decline in the average selling price.

Distribution and fulfillment services revenue (included in other) increased to $12.7 million, up from $7.5 million in the second quarter of last year. The Company provides these services in addition to manufacturing, as these services are a key driver of business, as well as a major influence on the Company's ability to secure new major contracts. Distribution and fulfillment services revenue represents 7% of consolidated revenue in the second quarter of 2002, up from 4% in the second quarter of 2001.

GROSS PROFIT

Gross profit during the second quarter of 2002 was $27.4 million, compared to $23.4 million in the prior year comparable period. The increase was the result of increased overhead efficiencies, resulting from the consolidation of satellite warehouses, combined with a reduction in production costs. Furthermore, during the 2002 second quarter, the Company manufactured all DVD orders in house, thereby reducing the need to outsource orders to competitors, as experienced during the prior year second quarter.

During the 2002 second quarter, the Company amended the estimated useful life of manufacturing equipment used in the production of VHS video cassettes and CDs as a result of changing technologies. This change in estimated useful life of the equipment is being applied prospectively and resulted in additional amortization of $1.9 million during the second quarter. For 2003, this change in estimate will result in an additional amortization charge of $7.6 million.

Amortization expense from capital assets increased to $18.0 million in the 2002 second quarter, compared to $15.0 million in the comparable prior year period. The increase results from significant capital expenditures over the past year, combined with the charge of $1.9 million resulting from the change in estimated useful life of equipment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased to $17.3 million in the second quarter of 2002, compared to $18.3 million in the second quarter of 2001. As a percentage of sales, selling, general and administrative expense remained consistent with the 2001 second quarter at 10%.

During the 2002 second quarter, the Company recorded a non-recurring gain of $10.0 million resulting from the settlement of a contractual obligation with a customer. Also, during the second quarter, the Company recorded a provision of $8.4 million associated with a copyright infringement claim and believes it is adequately accrued for this claim. Both of these items have been recorded in selling, general and administrative expense and have a combined impact of reducing this expense by $1.6 million.

INTEREST EXPENSE

Interest expense declined to $1.1 million in the second quarter of 2002 compared to $2.4 million in same period in 2001, as debt levels and interest rates have both declined.

INVESTMENT INCOME

During the second quarter of 2002, the Company recorded investment income of $0.9 million, compared to $1.5 million in the second quarter of 2001 as interest rates have decreased.

INCOME TAXES

The Company's effective tax rate for the second quarter of 2002 is 35%, as compared to 53% in the prior year comparable period. The decline in the effective tax rate is the result of lower tax rates in several jurisdictions, combined with higher losses in Europe during the prior year not being tax affected.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2002, the Company's net cash position, consisting of cash and cash equivalents less bank operating loans and long-term debt was $82.0 million, as compared to $98.7 million at March 31, 2002. During the 2002 second quarter, the Company generated cash flow of $25.5 million from operations, entered into an asset backed lending arrangement with net proceeds of $21.0 million being provided to the Company, purchased capital assets totaling $25.1 million and advanced $20.3 million towards new customers.

The Company's working capital position was $121.3 million as at June 30, 2002, down from $134.0 million as at March 31, 2002. During the second quarter of 2002, Cinram invested $25.1 million in capital expenditures, the majority of which relates to added DVD capacity in both Canada and the United States. In addition, automation equipment for distribution services was added in the United States as consumer demand for these services continues to grow.

RISKS AND UNCERTAINTIES

The risks and uncertainties faced by the Company are substantially the same as those disclosed in the MD&A section of its 2001 Annual Report.

CONSOLIDATED BALANCE SHEETS

(stated in thousands of Canadian dollars)

June 30, 2002 and December 31, 2001	(unaudited) 2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ **139,548**	$ 91,879
Accounts receivable	**176,537**	244,828
Inventories	**35,145**	38,758
Prepaid expenses	**10,449**	8,331
Future income taxes	**7,714**	7,827
	369,393	391,623
Capital assets	**292,375**	296,205
Assets under capital lease	**19,836**	19,501
Goodwill	**6,644**	6,805
Other assets	**37,836**	20,638
Future income taxes	**612**	612
	$ **726,696**	$ 735,384
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank operating loans	$ **-**	$ 8,254
Accounts payable and accrued liabilities	**224,749**	243,387
Income taxes payable	**9,921**	10,205
Current portion of long-term debt	**11,408**	6,988
Current portion of obligations under capital leases	**1,307**	1,357
	247,385	270,191
Long-term debt	**46,095**	34,231
Obligations under capital leases	**15,833**	15,333
Future income taxes	**16,560**	17,030
Shareholders' equity:		
Capital stock (note 2)	**240,403**	238,465
Contributed surplus	**182**	182
Retained earnings	**153,030**	143,670
Foreign currency translation adjustment	**7,208**	16,282
	400,823	398,599
	$ **726,696**	$ 735,384

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, stated in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Net sales	**$ 171,570**	$ 185,462	**$ 353,003**	$ 369,665
Cost of goods sold	**144,179**	162,060	**300,691**	322,183
Gross profit	**$ 27,391**	$ 23,402	**$ 52,312**	$ 47,482
Selling, general and administrative expenses	**17,303**	18,323	**35,507**	39,931
Goodwill amortization	**-**	618	**-**	1,234
Research and development	**-**	-	**-**	99
Exchange (gain) loss on foreign currency balances	**(1,814)**	1,417	**(1,283)**	2,595
Earnings before interest expense, investment income and income taxes	**11,902**	3,044	**18,088**	3,623
Interest expense on long-term debt	**793**	883	**1,520**	1,774
Interest expense on capital leases	**228**	298	**449**	627
Interest expense - other	**34**	1,196	**383**	2,319
Investment income	**(878)**	(1,485)	**(1,522)**	(3,289)
Earnings before income taxes	**11,725**	2,152	**17,258**	2,192
Income taxes	**4,150**	1,148	**5,698**	1,163
Net earnings	**7,575**	1,004	**11,560**	1,029
Retained earnings, beginning of period	**146,558**	122,016	**143,670**	123,090
Dividends declared	**(1,103)**	-	**(2,200)**	(1,099)
Retained earnings, end of period	**$ 153,030**	$ 123,020	**$ 153,030**	$ 123,020
Net earnings per share	**$ 0.14**	$ 0.02	**$ 0.21**	$ 0.02
Diluted net earnings per share	**$ 0.14**	$ 0.02	**$ 0.21**	$ 0.02

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, stated in thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Cash provided by (used in):				
Operations:				
Net earnings	**$ 7,575**	$ 1,004	**$ 11,560**	$ 1,029
Items not involving cash:				
Amortization	**18,034**	15,586	**34,033**	31,530
Unrealized foreign exchange (gain) loss	**(4,304)**	(3,976)	**(4,367)**	512
Net change in non-cash working capital	**4,221**	19,061	**43,102**	(15,224)
	25,526	31,675	**84,328**	17,847
Financing:				
Increase (decrease) in bank operating loans	**-**	(14,780)	**(8,517)**	1,869
Increase (decrease) in long-term debt	**20,964**	(441)	**18,805**	(966)
Increase (decrease) in obligations under capital lease	**(104)**	32	**(954)**	(381)
Issuance of common shares	**1,732**	-	**1,964**	-
Purchase for cancellation of common shares	**-**	-	**-**	(253)
Dividends paid	**(1,103)**	(1,256)	**(2,200)**	(2,355)
	21,489	(16,445)	**9,098**	(2,086)
Investments:				
Purchase of capital assets	**(25,140)**	(16,675)	**(29,527)**	(37,137)
Decrease (increase) in other assets	**(20,294)**	6,370	**(17,194)**	11,050
	(45,434)	(10,305)	**(46,721)**	(26,087)
Foreign exchange gain on cash held in foreign currencies	**77**	(2,948)	**964**	(2,954)
Increase (decrease) in cash and cash equivalents	**1,658**	1,977	**47,669**	(13,280)
Cash and cash equivalents, beginning of period	**137,890**	110,715	**91,879**	125,972
Cash and cash equivalents, end of period	**$ 139,548**	$ 112,692	**$ 139,548**	$ 112,692
Supplemental Cash Flow Information:				
Interest paid	**$ 1,173**	$ 2,494	**$ 2,151**	$ 5,119
Income taxes paid	**937**	1,787	**6,798**	4,215

See accompanying notes to consolidated financial statements.

(unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

These interim unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements, and accordingly, the unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual consolidated financial statements for the year ended December 31, 2001.

The unaudited interim consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2002 and the results of operations and cash flows for the three and six months then ended.

The Company's business follows a seasonal pattern, with pre-recorded media sales traditionally being higher in the fourth quarter than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate portion of total revenues is typically generated in the fourth quarter. The business seasonality results in performance for the second quarter ended June 30, 2002, which is not necessarily indicative of performance for the balance of the year.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in note 1 to the December 31, 2001 audited consolidated financial statements, except as follows:

(a) Goodwill:

In September 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"). Section 3062 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value. Section 3062 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The Company has adopted the provisions of Section 3062, effective January 1, 2002. In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has up to six months from the date of adoption to determine the fair value of its reporting units and compare that to the carrying amounts of its reporting units.

To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than December 31, 2002. Any transitional impairment would be recognized as an effect of a change in accounting policy and would be charged to opening retained earnings as of January 1, 2002. Upon adoption of Section 3062 on January 1, 2002, the Company determined that there are no intangible assets relating to previous acquisitions

(unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(continued)

that need to be reclassified and accounted for apart from goodwill. The Company has completed the transitional goodwill impairment assessment during the second quarter of 2002 and has determined that no impairment existed as of the date of adoption.

Effective January 1, 2002, the Company had unamortized goodwill of $6,805, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Net earnings	**$ 7,575**	$ 1,004	**$ 11,560**	$ 1,029
Add back goodwill amortization	-	618	-	1,234
Net earnings before goodwill amortization	**$ 7,575**	$ 1,622	**$ 11,560**	$ 2,263
Basic earnings per share:				
Net earnings	**$ 0.14**	$ 0.02	**$ 0.21**	$ 0.02
Net earnings before goodwill amortization	**$ 0.14**	$ 0.03	**$ 0.21**	$ 0.04
Diluted earnings per share:				
Net earnings	**$ 0.14**	$ 0.02	**$ 0.21**	$ 0.02
Net earnings before goodwill amortization	**$ 0.14**	$ 0.03	**$ 0.21**	$ 0.04

(b) Stock-based compensation:

In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning January 1, 2002 for awards granted on or after that date. The adoption of this standard has no effect on the consolidated financial statements other than additional pro forma disclosures as if the fair value based accounting method had been used to account for these awards.

(unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

Had the Company determined compensation expense based on the fair values at grant dates of the stock options consistent with the fair value method, the Company's earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended June 30, 2002	Six months ended June 30, 2002
Net earnings, as reported	$ 7,575	$ 11,560
Pro forma net earnings	7,515	11,500
Pro forma basic earnings per share	$ 0.14	$ 0.21
Pro forma diluted earnings per share	$ 0.14	$ 0.21

The weighted average estimated fair value at the date of the grant for options granted during the three and six months ended June 30, 2002 was $5.28 per share.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

Three and six months ended	June 30, 2002
Risk-free interest rate	4.0%
Dividend yield	0.768%
Volatility factor of the future expected market price of common shares	60%
Weighted average expected life of the options	5 years

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

Change in Estimate:

During the 2002 second quarter, the Company amended the estimated useful life of manufacturing equipment used in the production of VHS video cassettes and CDs as a result of changing technologies. The impact of the change is a reduction in the useful life of the equipment from a range of three to ten years to a range of three to five years.

This change in the estimated useful life of the equipment has been applied prospectively and resulted in additional amortization of $1,900 for the second quarter of 2002.

2. Capital stock:

The following table summarizes information on Capital Stock and related matters at June 30, 2002:

	Outstanding	Exercisable
Warrants	1,700,000	1,700,000
Common shares	55,195,225	55,195,225
Common share stock options	2,803,504	1,665,625

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. Earnings per share (amounts in thousands, except per share information):

The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

(all figures in 000s)	Three months ended June 30, 2002	2001	Six months ended June 30, 2002	2001
Income available to common shareholders	**$ 7,575**	$ 1,004	**$ 11,560**	$ 1,029
Basic earnings per share				
Weighted average number of shares outstanding	**54,973**	54,837	**54,914**	54,884
Basic earnings per share	**$ 0.14**	$ 0.02	**$ 0.21**	$ 0.02
Diluted earnings per share				
Weighted average number of shares outstanding	**54,973**	54,837	**54,914**	54,884
Dilutive effect of stock options	**369**	68	**263**	37
Adjusted weighted average number of shares outstanding	**55,342**	54,905	**55,177**	54,921
Diluted earnings per share	**$ 0.14**	$ 0.02	**$ 0.21**	$ 0.02

4. Segmented information:

The Company has two reportable business segments, being audio/ROM replication/duplication and home video replication/duplication.

The audio/ROM replication/duplication segment produces audiocassettes, CDs and CD-ROMs and the home video replication/duplication segment manufactures video cassettes and DVDs.

DVD replication/duplication was previously included in other. Management now considers DVD replication/duplication part of the home video replication/duplication segment. Figures for 2001 have been restated accordingly.

The accounting policies of the segments are the same as those described in the summary of accounting policies to the December 31, 2001 audited consolidated financial statements. The Company evaluates segment performance based on earnings before interest expense, investment income and income taxes.

Industry segments: **Six months ended June 30, 2002**

	Audio/ROM replication/ duplication	Home Video replication/ duplication	Other	Total
Revenue from external customers	**$ 107,986**	**$ 207,435**	**$ 37,582**	**$ 353,003**
Earnings before interest expense, investment income, and income taxes	**4,294**	**13,526**	**268**	**18,088**
Total assets	**219,301**	**424,027**	**83,368**	**726,696**
Amortization of capital assets and goodwill	**10,411**	**19,998**	**3,624**	**34,033**
Capital expenditures	**1,885**	**24,610**	**3,032**	**29,527**

(unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

Industry segments: **Three months ended June 30, 2002**

	Audio/ROM replication/ duplication	Home Video replication/ duplication	Other	Total
Revenue from external customers	**$ 55,739**	**$ 95,791**	**$ 20,040**	**$ 171,570**
Earnings before interest expense, investment income, and income taxes	**2,857**	**8,794**	**251**	**11,902**
Total assets	**219,301**	**424,027**	**83,368**	**726,696**
Amortization of capital assets and goodwill	**5,786**	**10,177**	**2,071**	**18,034**
Capital expenditures	**1,477**	**22,233**	**1,430**	**25,140**

Industry segments: Six months ended June 30, 2001

	Audio/ROM replication/ duplication	Home Video replication/ duplication	Other	Total
Revenue from external customers	$ 137,620	$ 208,272	$ 23,773	$ 369,665
Earnings before interest expense, investment income, and income taxes	1,263	3,342	(982)	3,623
Total assets	265,284	403,015	52,344	720,643
Amortization of capital assets and goodwill	11,738	17,304	2,488	31,530
Capital expenditures	7,497	27,162	2,478	37,137

Industry segments: *Three months ended June 30, 2001*

	Audio/ROM replication/ duplication	Home Video replication/ duplication	Other	Total
Revenue from external customers	$ 66,299	$ 107,274	$ 11,889	$ 185,462
Earnings before interest expense, investment income, and income taxes	861	1,493	690	3,044
Total assets	265,284	403,015	52,344	720,643
Amortization of capital assets and goodwill	5,931	8,382	1,273	15,586
Capital expenditures	983	14,669	1,023	16,675

(unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Geographic segments: Six months ended June 30, 2002 and 2001

2002	Canada	United States	France	Other	Total
Revenue from external customers	$ 70,845	$ 182,678	$ 55,099	$ 44,381	$ 353,003
Capital assets and goodwill	65,839	200,822	37,434	14,760	318,855

2001	Canada	United States	France	Other	Total
Revenue from external customers	$ 66,106	$ 201,047	$ 53,146	$ 49,366	$ 369,665
Capital assets and goodwill	69,936	220,619	26,122	19,954	336,631

Geographic segments: Three months ended June 30, 2002 and 2001

2002	Canada	United States	France	Other	Total
Revenue from external customers	$ 37,990	$ 83,930	$ 28,704	$ 20,946	$ 171,570
Capital assets and goodwill	65,839	200,822	37,434	14,760	318,855

2001	Canada	United States	France	Other	Total
Revenue from external customers	$ 33,751	$ 106,697	$ 22,289	$ 22,725	$ 185,462
Capital assets and goodwill	69,936	220,619	26,122	19,954	336,631

CINRAM INTERNATIONAL INC.
CORPORATE HEAD OFFICE
2255 Markham Road,
Toronto, Ontario, Canada M1B 2W3
T (416) 298-8190 F (416) 298-0612
www.cinram.com